Filed pursuant to Rule 424(b)(3)
Registration File No. 333-186111

REALTY FINANCE TRUST, INC.
SUPPLEMENT NO. 12, DATED NOVEMBER 25, 2015,
TO THE PROSPECTUS, DATED APRIL 30, 2015

This prospectus supplement, or this Supplement No. 12, is part of the prospectus of Realty Finance Trust, Inc., or the Company, dated April 30, 2015, or the Prospectus, as supplemented by Supplement No. 8 dated November 2, 2015, Supplement No. 9 dated November 10, 2015, Supplement No. 10 dated November 13, 2015, and Supplement No. 11 dated November 19, 2015. This Supplement No. 12 supplements, modifies or supersedes certain information contained in the Prospectus, Supplement No. 8, Supplement No. 9, Supplement No. 10 and Supplement No. 11 and should be read in conjunction with the Prospectus, Supplement No. 8, Supplement No. 9, Supplement No. 10 and Supplement No. 11. This Supplement No. 12 will be delivered with the Prospectus, Supplement No. 8, Supplement No. 9, Supplement No. 10 and Supplement No. 11. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries. Terms used in this Supplement No. 12 and not otherwise defined herein have the same meanings as set forth in the Prospectus and any supplements thereto.

The purpose of this Supplement No. 12 is to disclose changes to our management.

Management Updates

The following disclosure supplements the Management section and all similar references in the Prospectus.

Appointment of Matt Donnelly as President and Chief Operating Officer

On November 24, 2015, Donald MacKinnon resigned from his positions as our President and Chief Operating Officer and from the same positions with our advisor, effective as of that same date. On November 24, 2015, our board appointed Matt Donnelly to serve as our President and Chief Operating Officer, effective as of that same date. Mr. Donnelly will also serve as the President and Chief Operating Officer of our advisor.

Mr. Donnelly, 45, previously served as our Senior Vice President and Head of Originations from February 2014 to November 2015. Mr. Donnelly was responsible for overseeing the sourcing and underwriting of commercial real estate debt investments for our portfolio and assisted with and coordinated the planned expansion of our physical presence into Los Angeles, Dallas, Atlanta and Chicago. Mr. Donnelly brings over 20 years of real estate finance experience to our company and has been directly involved in more than $15 billion in finance transactions. Prior to joining our company, he spent over five years at Cole overseeing the real estate finance team where he was responsible for sourcing, structuring and closing unsecured credit facilities and secured loans and the acquisition of CMBS securities and whole loans. Prior to joining Cole, Mr. Donnelly spent nine years at Bear Stearns where he was a Managing Director overseeing an origination team in the CMBS group. From 1995 to 1999, he was a Loan Officer for Community Preservation Corporation where he originated and structured multi-family construction and permanent loans in New York City. Mr. Donnelly began his career in the real estate industry at The Bank of New York. Mr. Donnelly received a Bachelor of Arts degree in Economics from Fordham University and a Master’s degree in Real Estate Investment from New York University.

Appointment of Nicholas Radesca as Chief Financial Officer, Treasurer and Secretary

On November 22, 2015, Donald Ramon resigned from his positions as our Chief Financial Officer, Treasurer and Secretary and from the same positions with our advisor, effective as of that same date, to pursue other opportunities. Mr. Ramon and our advisor have mutually agreed to separate and there were no disagreements between Mr. Ramon and our company. On November 24, 2015, our board appointed Nicholas Radesca to serve as our Chief Financial Officer, Treasurer and Secretary, effective as of that same date. Mr. Radesca will also serve as the Chief Financial Officer, Treasurer and Secretary of our advisor.

Mr. Radesca, 50, previously served as Chief Financial Officer and Treasurer of our company and our advisor from January 2013 to May 2015 and as Secretary of our company and our advisor from November 2014 to May 2015. Mr. Radesca was appointed chief financial officer, treasurer and secretary of AFIN, the AFIN advisor and the AFIN property manager in November 2015. Mr. Radesca previously served as interim chief financial officer, treasurer and secretary of AFIN from January 2014 to May 2015. Mr. Radesca also previously served as interim chief financial officer of the AFIN advisor and the AFIN property manager from January 2014 to May 2015 and as treasurer and secretary of the AFIN advisor and the AFIN property manager from December 2014 to May 2015. In addition, Mr. Radesca was appointed as chief financial officer of ARC DNAV, the ARC DNAV advisor and the ARC DNAV property manager in January 2014, as treasurer of ARC DNAV, the ARC DNAV advisor and the ARC DNAV property manager in November 2014 and as secretary of ARC DNAV, the ARC DNAV advisor and the ARC DNAV property manager in December 2014. Mr. Radesca has served as the interim chief financial officer, treasurer and secretary of NYRT, the NYRT advisor, and the NYRT property manager since June 2015 and previously served in such capacities from February 2014 to March 2014. Mr. Radesca has served as the interim chief financial officer and treasurer of American Realty Capital New York City REIT, Inc. (“NYCR”), the NYCR advisor and the NYCR property manager since June 2015. Mr. Radesca has served as the interim chief financial officer and treasurer of American Realty Capital New York City REIT II, Inc. (“NYCR II”), the NYCR II advisor and the NYCR II property manager since June 2015. Mr. Radesca has served as chief financial officer and treasurer of BDCA since February 2013 and as its secretary since June 2013. Prior to joining ARC, the parent of the Company’s sponsor, in December 2012, Mr. Radesca was employed by Solar Capital Management, LLC, from March 2008 to May 2012, where he served as the chief financial officer and corporate secretary for Solar Capital Ltd. and its predecessor company, and Solar Senior Capital Ltd., both of which are publicly traded business development companies. From 2006 to February 2008, Mr. Radesca served as the chief accounting officer at iStar Financial Inc. (“iStar”), a publicly traded commercial REIT, where his responsibilities included overseeing accounting, tax and SEC reporting. Prior to iStar, Mr. Radesca served in various senior accounting and financial reporting roles at Fannie Mae, Del Monte Foods Company, Providian Financial Corporation and Bank of America. Mr. Radesca has more than 20 years of experience in financial reporting and accounting and is a licensed certified public accountant in New York and Virginia. Mr. Radesca holds a B.S. in accounting from the New York Institute of Technology and an M.B.A. from the California State University, East Bay.

Chief Investment Officer

On November 22, 2015, our board of directors removed Andrew Winer from his position as our Chief Investment Officer, effective as of that same date. Our advisor has also removed Mr. Winer from his position of Chief Investment Officer of our advisor. A successor to Mr. Winer has not yet been named.